SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco and Unibanco Holdings

CONSOLIDATED RESULTS

Third Quarter 2003

FOR IMMEDIATE RELEASE

For further information please contact:

Geraldo Travaglia

Lucas Melo

Marcelo Rosenhek

Leandro Alves

Letícia Wrege

Unibanco
Av. Eusébio Matoso, 891 - 15 th floor
São Paulo, SP 05423-901
Phone: (55 11) 3097-1626 / 1313
Fax:(55 11) 3813-6182 / 3097-4830
E-mail:investor.relations@unibanco.com

(São Paulo, Brazil, November 13, 2003) – Unibanco - União de Bancos Brasileiros S.A. and Unibanco Holdings S.A released today their consolidated financial results under Brazilian GAAP for the third quarter of 2003.

Profitability

  Operating income for 9M03 was R$1,451 million, posting a 68.5% growth Y-o-Y. The main drivers of this growth were: 7.9% increase in service revenues, expenses under control with a 5.8% nominal increase and a 36.3% drop in provisions for loan losses expenses.

  9M03 net income stood at R$761 million, a R$17 million increase compared to 9M02. On September 30, 2003, stockholders’ equity stood at R$7,023 million. 3Q03 annualized return on average equity (ROAE) stood at 16.5%.

  Disregarding the impact of the goodwill paid in acquisitions made by Unibanco, net income would have been R$800 million for 9M03. Stockholders’ Equity, excluding goodwill to be amortized, would have been R$5.6 billion, resulting in a ROAE of 20.4% for this period.

  The float of Units (UBBR11) in the Brazilian market increased approximately 57% after conclusion of the Global and Exchange Offers. In October 2003, Units average daily trading volume was 165% higher than 3Q03 average daily volume. Units posted a 62% appreciation during the first 10 months of 2003.

Assets, Funding and Capital Adequacy

  Unibanco’s consolidated total assets reached R$68,066 million on September 30, 2003, representing an increase of 3.0% Q-o-Q. Of this total, R$26,350 million were loans, R$15,762 million were marketable securities, issued primarily by the federal government, and derivative financial instruments, and R$10,915 million were interbank investments.

  The securities portfolio and derivatives financial instruments represented 23% of total assets, in September 2003, compared to 29% in the previous year.

  In September 2003, the consolidated loan portfolio stood at R$26,624 million, an increase of 1.6% in the last 3 months and a decrease of 6.6% when compared to September 2002.

  As of September 2003, allowance for loan losses totaled R$1,537 million, representing 5.8% of the portfolio. This allowance was composed of:

    R$631 million according to Resolution 2682, related to overdue credits;
    R$674 million according to risk parameters of Resolution 2682, related to falling due credit;
    R$232 million based on more conservative percentages than those required by Resolution 2682.

  In September 2003, the balance of the E-H portfolio over the total loan portfolio remained stable compared to the previous quarter. The net write-off as a percentage of total loans portfolio dropped to 3.3% for 9M03 vs. 3.8% for 9M02.

  On September 30, 2003, Unibanco’s overall funding reached R$78,340 million, including R$24,336 million in investment funds and assets under management. Total local and foreign currencies funding increased by 3.9% Q-o-Q, to R$54,004 million on September 30, 2003. Total deposits, in local and foreign currencies, posted a 4.2% increase in the quarter, well above the 1.7% for the industry, according to the Brazilian Central Bank preliminary figures.

  The BIS ratio stood at 17.3%, well above the 11% minimum required by the Brazilian Central Bank.

Results Highlights

  Financial margin after provisions was R$1,276 million in 3Q03, a 34.6% growth compared to 3Q02, due mainly to a drop in provisions for loan losses of 42.0%. 3Q03 net financial margin, adjusted by the net impact on investments abroad, stood at 11.0% and 10.8% in 3Q03 and 2Q03, respectively.

  9M03 fee income amounted to R$2,053 million, a 7.9% increase Y-o-Y. The ratio of fee revenue over administrative and personnel expenses is used as an efficiency indicator for the conglomerate. This ratio, which measures recurrent revenues and expenses, increased from 60.2% in 9M02 to 61.4% in 9M03.

  Expenses evolved at rates below inflation. 9M03 personnel and administrative expenses reached R$3,342 million, up 5.8% Y-o-Y, while IPC-A (Consumer Price Index) was 15.1%.

Performance Overview

Balance Sheet (R$ million)	9M03	9M02
Loan Portfolio (includes guarantees)	26,624	28,497
Total assets	68,066	73,446
Total deposits	24,986	24,558
Stockholders' equity	7,023	6,202
Assets under management	24,336	19,307
Income Statement (R$ million)
Profit from financial intermediation before provision (a)	4,813	4,731
Provision for loan losses (b)	(1,113)	(1,747)
Gross profit from financial intermediation (a-b)	3,700	2,984
Fees from services rendered	2,053	1,903
Total expenses	(3,342)	(3,160)
Net income	761	744
Ratios (%)
Annualized ROAE	15.2	16.5
Annualized ROAA	1.4	1.5
Fees from services rendered/Personnel and administrative expenses	61.4	60.2
BIS (under Central Bank of Brazil guidelines)	17.3	12.3
Earnings per 1000 shares (R$)	5.53	5.37
Book value per 1000 shares (R$)	51.04	44.77
Other Information
Points of sale(1)	1,396	1,429
Number of customers (million)	13.3	12.91
(1) Includes only branches, corporate-site branches, in-store branches and Fininvest stores.

UNIBANCO

Contents

• The Brazilian Economy	06

• Net Income and Stockholders’ Equity	06

• Assets	07

Securities Portfolio	07

Loan Portfolio	10

Allowance for Loan Losses	12

Provision for Loan Losses	15

• Funding	16

• Deferred Tax Assets	17

• Capital Adequacy Ratio and Fixed Assets Ratio	18

• Performance Overview	18

Results	18

Fees from Services Rendered	20

Personnel and Administrative Expenses	21

Tax Expenses	23

• Businesses Highlights	23

Retail Bank	23

Wholesale Bank	25

Insurance and Private Pension Plans	26

Wealth Management	27

Other Operational Highlights	28

• Consolidated Balance Sheet	31

• Consolidated Income Statement	32

The Brazilian Economy

3Q03 was characterized by a more favorable economic outlook than the one posted a few months earlier. With the consolidation of the adjustment in both external and public accounts and the strengthening of Central Bank’s control over the inflationary process, the first signs of economic recovery arise.

3Q03’s exports drove the trade balance to increasing monthly surpluses. During this period, the trade balance reached a positive US$7.4 billion, or 12% more than 2Q03, increasing the Brazilian 12-month trade surplus to US$ 23.1 billion, a historic record.

A scenario combining vigorous exports, a credible fiscal policy, with progress in the discussion of structural reforms in Congress, has contributed to a substantial reduction of Brazil’s sovereign risk. The EMBI (Emerging Market Bond Index) for Brazil reached the end of 3Q03 at 696 points, a 12.5% drop compared to 2Q03. As a result the inflow of foreign exchange resources into the country picks up, reflected in the increase of the percentage of private external debt roll-overs, and leading the US dollar to appreciate by only 1.8% in 3Q03.

The good results achieved by public accounts have been enough to keep the debt/GDP ratio relatively stable this year, standing at 57.7% at the end of September.

3Q03 accumulated inflation (measured by the IPC-A consumer price index), at 1.3%, was similar to 2Q03 figure of 1.4% and substantially below the 5.1% of the first three months of 2003.

The Central Bank continued to reduce the basic interest rate (Selic). Maintaining a gradual path, the Monetary Policy Council (Copom) cut the Selic interest rate by 600 bps over the course of the three meetings held since June, with consequent reduction of the forward interest rates.

The more lenient monetary policy is beginning to show the first signs of economic growth recovery. This view is based on the recent increases in industrial production, which posted a modest expansion of 0.4% in the first two months of 3Q03 vs. the previous period. It is worth to note that in June this very same indicator pointed to a 1.2% drop.

Finally, regarding the expansion of credit operations with free funds, the performance from January to September 2003 was poor. Up to September, the stock of these operations showed a meager nominal growth of 1.7%.

Net Income and Stockholders’ Equity

Unibanco

Operating income for 9M03 amounted to R$1,451 million, reflecting a 68.5% growth compared to 9M02. Operating income for the quarter reached R$428 million, up 169.2% compared to 3Q02.

R$ million
	3Q03	2Q03	3Q02	9M03	9M02
Operating income	428	565	159	1,451	861

9M03 net income stood at R$761 million, representing a R$17 million increase Y-o-Y. The 17.3% US dollar devaluation for 9M03, resulted in a foreign exchange rate fluctuation on investments abroad, which is non-deductible. As a consequence, the income tax and social contribution expenses increased.

Disregarding the impact of the goodwill paid in acquisitions made by Unibanco, net income would have been R$800 million for 9M03. Stockholders’ equity, excluding goodwill to be amortized, would have been R$5.6 billion, resulting in a ROAE of 20.4% for this period.

The following table shows Unibanco’s consolidated profitability:

Profitability	3Q03	2Q03	3Q02	9M03	9M02
Annualized return on average equity (%)	16.5	17.1	18.4	15.2	16.5
Annualized return on average equity excluding goodwill (%)	22.1	23.3	26.3	20.4	23.3
Annualized return on average assets (%)	1.6	1.6	1.6	1.4	1.5
Earnings per 1000 shares (R$)	1.96	1.98	1.94	5.53	5.37
Earnings per GDS (R$) (1)	1.95	1.91	1.94	5.44	5.35
Book value per 1000 shares (R$)	51.04	49.76	44.77	51.04	44.77

(1) Each Global Depositary Share (GDS) listed (NYSE:UBB) corresponds to 500 UNITs.
Each UNIT consists of one Unibanco preferred share and one Unibanco Holdings class-B preferred share.

Unibanco Holdings

Unibanco Holdings’ net income for 9M03 totaled R$442 million, resulting in earnings per 1000 shares of R$5.35. Stockholders’ equity in the same period reached R$4.2 billion. The 14.8% annualized ROAE for the period was impacted by the provision of tax expenses. Book value per 1000 shares reached R$51.05.

Assets

Unibanco’s consolidated total assets reached R$68,066 million on September 30, 2003, representing an increase of 3.0% Q-o-Q, and a decrease of 7.3% Y-o-Y. Of this total, R$26,350 million were loans, R$15,762 million were marketable securities and derivative financial instruments - issued primarily by the federal government -, and R$10,915 million were interbank investments.

During the last twelve months, the reduction in the securities portfolio and derivative financial instruments was mainly due to foreign exchange fluctuation, which impacts securities indexed to US dollar, as well as some securities maturity. Interbank investments also posted a drop during this period, as Unibanco, upon request of the Central Bank, acted as a dealer in the amount of R$8.0 billion on December 31, 2002, but was not a dealer on September 30, 2003.

Securities Portfolio

The following table shows the securities portfolio classification and its marked-to-market adjustments in September 2003:

R$ million
Classification of Securities	Book Value	% of Portfolio	Amortized Cost	% of Portfolio
Trading	5,949	39%	5,864	39%
Available for sale	4,252	28%	4,294	28%
Held to maturity	5,078	33%	5,078	33%
Total	15,279	100%	15,236	100%

R$ million
	Market Value Adjustment Sep-03	Δ 3Q03
To Income Statement
Trading	85	-19
Derivatives	33	-21
Total	118	-40

To Equity
Available for sale	(42)	68
Derivatives	(198)	-31
Total	(240)	37

Held to maturity	217	107

The balance of securities held to maturity, composed largely by securities indexed to foreign exchange rate variation, dropped as a result of the 17.3% devaluation of the dollar during the last nine months. The following table shows the changes in the securities portfolio during the period:

R$ million
Changes in Securities Portfolio	Balance Dec-02	Foreign Exchange Variation	Interest	Maturity (1)	Purchases	Sales	Balance Sep-03
Trading	5,142	(351)	716	(1,556)	11,334	(9,421)	5,864
Available for sale	6,800	(345)	851	(1,546)	2,057	(3,523)	4,294
Held to maturity	6,610	(1,122)	401	(1,750)	939	-	5,078

Total	18,552	(1,818)	1,968	(4,852)	14,330	(12,944)	15,236
(1) Interest payments and redemptions at maturity.

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement. The following table shows such securities’ balance on September 30, 2003:

R$ million
Trading Securities	Amortized Cost	Market Value Adjustment	Market Value
Federal government	2,799	72	2,871
Financial Treasury Bills (LFT)	600	1	601
Treasury Bills (LTN)	1,247	4	1,251
Central Bank Notes (NBC)	531	29	560
Treasury Notes (NTN)	421	38	459

Brazilian sovereign bonds	206	2	208

Bank debt securities	186	(2)	184
Eurobonds	124	(2)	122
Time deposits	62	-	62

Mutual funds	2,474	-	2,474

Others	199	13	212

Total	5,864	85	5,949
Tax effect		(29)
Total (-) tax credit		56

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are adjusted at market value, recorded in separate stockholders’ equity account. The following tables show their balance on September 30, 2003:

R$ million
Securities Available for Sale	Amortized Cost	Market Value Adjustment	Market Value
Federal government	1,198	(18)	1,180
Financial Treasury Bills (LFT)	614	(1)	613
Central Bank Notes (NBC)	219	8	227
Treasury Notes (NTN)	280	-	280
Others	85	(25)	60

Foreign Government	118	-	118
U.S. Treasury Notes	118	-	118

Corporate debt securities	2,263	(19)	2,244
Debentures	2,137	(9)	2,128
Eurobonds	51	-	51
Others	75	(10)	65

Bank debt securities	252	4	256
Eurobonds	124	2	126
Mortgage notes	107	2	109
Time deposits	19	-	19
Others	2	-	2

Marketable equity securities	197	(9)	188

Mutual funds	266	-	266

Total	4,294	(42)	4,252
Tax effect		14
Total (-) tax credit		(28)

R$ million
Terms - Securities Available for Sale	Amortized Cost	Market Value
Up to 3 months	736	739
From 3 months to 1 year	521	498
From 1 to 3 years	1,040	1,032
From 3 to 5 years	869	881
Over 5 years	650	646
Indeterminate (1)	478	456
Total	4,294	4,252
(1) Mainly equities and funds.

Unibanco classifies as held to maturity those securities it has the intention and the financial capability to keep until maturity. They are accounted for at their acquisition cost plus accrued interest. The following tables show their balance on September 30, 2003:

R$ million
Securities Held to Maturity	Amortized Cost
Federal government	3,993
Central Bank Notes (NBC)	1,298
Treasury Notes (NTN)	2,681
Others	14

Brazilian sovereign bonds	742

Corporate debt securities	282

Bank debt securities	61

Total	5,078

R$ million
Terms - Held to Maturity	Amortized Cost
Up to 3 months	132
From 3 months to 1 year	1,715
From 1 to 3 years	2,301
From 3 to 5 years	633
From 5 to 15 years	297
Total	5,078

The table below shows the composition of held to maturity portfolio for the periods shown:

Securities held to maturity funded with third parties resources	Balance on September 30, 2003 (R$ million)	Average Interest Rate per Annum (%)	Average Maturity in Months
I. Securities (indexed/denominated in US$)	5,065	10.10	22
Third parties resources (denominated in US$)	5,065	5.93	33
Annual spread		3.94
II. Other securities - indexed to IGPM	13	20.32	24
Third parties resources	13	6.00	24
Annual spread		13.51
Total securities held to maturity	5,078	10.13	22

The market value of such securities stood at R$5,295 million on September 30, 2003. The weighted average spread of this portfolio, funded by third parties, was 3.97% per annum in September 2003, the same as of December 2002.

Loan Portfolio

In September 2003, the consolidated loan portfolio stood at R$26,624 million, an increase of 1.6% in the last 3 months and a decrease of 6.6% when compared to September 2002, mainly due to foreign exchange fluctuation, as per the graph below:

Unibanco’s loan portfolio by type of client, by segment and by business is shown as follows:

R$ million
Balance of Loans by Client Segment	Sep-03	Jun-03	Sep-02	Quarter Change (%)	Annual Change (%)
Total Corporate	17,484	17,140	19,639	2.0	-11.0
Large corporate	13,361	13,045	16,234	2.4	-17.7
Middle market	1,410	1,536	1,098	-8.2	28.4
Small companies	2,713	2,559	2,307	6.0	17.6

Total Individuals	9,140	9,055	8,858	0.9	3.2
Multiple Bank and other companies	5,524	5,451	5,360	1.3	3.1
Fininvest	1,127	1,103	1,064	2.2	5.9
LuizaCred(1)	129	118	84	9.3	53.6
InvestCred(1)	295	279	270	5.7	9.3
Unicard(2) / Credicard(3)	2,065	2,104	2,080	-1.9	-0.7

Total	26,624	26,195	28,497	1.6	-6.6
(1) 50% stake in LuizaCred and InvestCred.
(2) Unicard - Banco Múltiplo S.A.- since April 2003 denomination of Banco Bandeirantes which merged Credibanco - Cartão Unibanco.
(3) 33% stake in Credicard.

R$ million
Balance of Loans by Channel	Sep-03	Jun-03	Sep-02	Quarter Change (%)	Annual Change (%)
Wholesale Bank	14,885	14,712	17,196	1.2	-13.4
Private Banking	338	238	256	42.0	32.0
Retail Bank	11,041	10,911	10,674	1.2	3.4
Insurance	360	334	371	7.8	-3.0

Total	26,624	26,195	28,497	1.6	-6.6

R$ million
Loan Portfolio, by Segment	Sep-03	Jun-03	Sep-02	Quarter Change (%)	Annual Change (%)
Commercial, industrial and other	12,397	12,560	13,642	-1.3	-9.1
Import and export financing	3,763	3,430	4,676	9.7	-19.5
Agricultural loans	832	765	721	8.8	15.4
Subtotal 1	16,992	16,755	19,039	1.4	-10.8
Credit cards	2,706	2,596	2,676	4.2	1.1
Individuals	5,291	5,258	5,209	0.6	1.6
Leasing	458	459	603	-0.2	-24.0
Real estate loans	903	839	692	7.6	30.5
Subtotal 2	9,358	9,152	9,180	2.3	1.9
Subtotal loans	26,350	25,907	28,219	1.7	-6.6
Co-obligation on credit card customer financing	274	288	278	-4.9	-1.4
Total Portfolio	26,624	26,195	28,497	1.6	-6.6

Loans, by Segment and by Companies - September 2003	Multiple Bank and Other Companies	Unicard / Credicard	CDC and Auto Financing	Fininvest / LuizaCred and InvestCred	Total
Commercial, industrial and other	11,020	17	1,338	22	12,397
Import and export financing	3,763	-	-	-	3,763
Agricultural loans	832	-	-	-	832
Subtotal 1	15,615	17	1,338	22	16,992
Credit cards	9	1,791	-	906	2,706
Individuals	3,890	-	753	648	5,291
Leasing	6	-	452	-	458
Real estate loans	903	-	-	-	903
Subtotal 2	4,808	1,791	1,205	1,554	9,358
Subtotal loans	20,423	1,808	2,543	1,576	26,350
Co-obligation on credit card customer financing	-	274	-	-	274
Total portfolio	20,423	2,082	2,543	1,576	26,624

Note:
Multiple Bank: excludes Unibanco Financeira's portfolio. Other companies include Unibanco Luxembourg, Insurance, etc.
Unicard / Credicard: Unicard and the 33% stake in Credicard.
Consumer Direct Credit (CDC), Leasing and Auto Financing: Unibanco Financeira, Unibanco Leasing, Banco Dibens, Dibens Leasing and Banco1.net Financeira.

The Retail portfolio, including insurance, grew by 1.4% when compared to June 2003, and rose 3.2% vs. September 2002.

The credit portfolio in the Wholesale segment, including Private Banking, posted a drop of 12.8% relative to the previous year and a growth of 1.8% Q-o-Q. Credit operations indexed to the US dollar increased from US$1.7 billion in September 2002 to US$2.1 billion in September 2003. Nonetheless in Reais, the US dollar indexed portfolio posted a drop of R$0.8 billion, as per the US dollar devaluation.

For the quarter, a reclassification of a company from mid-sized to large, with R$95 million balance, led to a drop in the balance for mid-sized companies.

Allowance for Loan Losses

As of September 2003, the balance for the consolidated allowance for loan losses totaled R$1,537 million, representing 5.8% of the portfolio.

This allowance was composed of:

  R$631 million according to Resolution 2682, related to overdue credits;
  R$674 million according to risk parameters of Resolution 2682, related to falling due credit;
  R$232 million based on more conservative percentages than those required by the Regulatory Authority.
R$ million
Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	Minimum Required		Excess Provision above Res. 2682	Total Provisions	% of Portfolio
				Overdue Installments	Falling due Installments
AA	0.0	9,586	36.0	-	-	8	8	-
A	0.5	9,166	70.4	-	46	28	74	0.8
B	1.0	3,086	82.0	2	28	16	46	1.5
C	3.0	2,223	90.4	8	59	23	90	4.0
D	10.0	940	93.9	44	50	108	202	21.5
E	30.0	442	95.6	53	80	42	175	39.6
F	50.0	356	96.9	99	79	5	183	51.4
G	70.0	228	97.8	83	77	2	162	71.1
H	100.0	597	100.0	342	255	-	597	100.0
TOTAL		26,624		631	674	232	1,537
% of portfolio							5.8%

In September 2003, the D-H portfolio over total loan portfolio remained stable compared to the previous quarter.

The graph below demonstrates the loan portfolio’s non-accrual percentage (loans past-due by more than 59 days that do not generate interest payments) over total loan portfolio, which is slightly higher than the previous quarter. The increase vs. 2Q03 resulted essentially from the deterioration of some loans to the midia sector.

The following table shows the distribution of the credit portfolio and total provisions for loan losses maintained by the Multiple Bank and by the consolidated subsidiaries and associated companies:

R$ million
Companies	Total Portfolio			Total Provisions
	Sep-03	Jun-03	Sep-02	Sep-03	Jun-03	Sep-02
Multiple Bank(1)	20,431	20,254	22,370	988	1,035	1,365
Subsidiaries and associated	6,193	5,941	6,127	549	446	535
Unibanco consolidated	26,624	26,195	28,497	1,537	1,481	1,900
(1) Takes into account the elimination of operations with subsidiaries and includes branches abroad.

The following tables show loan portfolio classification and allowance for loan losses by company as of September 2003:

R$ million
Portfolio Classification, by Risk	Multiple Bank and Other Companies	Unicard / Credicard	CDC and Auto Financing	Fininvest/LuizaCred and InvestCred	Total
AA	8,883	410	293	-	9,586
A	5,012	1,157	1,871	1,126	9,166
B	2,670	154	157	105	3,086
C	1,980	65	105	73	2,223
D	793	51	40	56	940
E	313	53	20	56	442
F	248	49	13	46	356
G	119	51	12	46	228
H	405	92	32	68	597
Total	20,423	2,082	2,543	1,576	26,624

R$ million
Provisions for Loan Losses, by Risk	Multiple Bank and Other Companies	Unicard / Credicard	CDC and Auto Financing	Fininvest/LuizaCred and InvestCred	Total
AA	8	-	-	-	8
A	25	13	9	27	74
B	31	12	2	1	46
C	77	8	3	2	90
D	178	11	4	9	202
E	131	20	5	19	175
F	126	26	6	25	183
G	85	35	9	33	162
H	405	92	32	68	597
Total	1,066	217	70	184	1,537

Note:
Multiple Bank: excludes Unibanco Financeira's portfolio. Other companies include Unibanco Luxembourg, Insurance, etc.
Unicard / Credicard: Unicard and the 33% stake in Credicard.
Consumer Direct Credit (CDC), Leasing and Auto Financing: Unibanco Financeira, Unibanco Leasing, Banco Dibens,
Dibens Leasing and Banco1.net Financeira.

Provisions for Loan Losses

Provisions for loan losses posted a drop of 36.3% for the nine months when compared to the same period of last year. Noteworthy was the reduction of R$154 million in Fininvest’s expenses with provisions Y-o-Y, representing a 37.2% drop. The better quality of the portfolio is also reflected by an improvement in the “net write-off over total loans” ratio, which dropped to 3.3% for 9M03 vs. 3.8% for 9M02 and improved even more in 3Q03 to 1.0% compared to 1.3% in 3Q02. The tables below show the changes in provisions for loan losses and recoveries:

R$ million
Allowance for Loan Losses	3Q03	2Q03	3Q02	9M03	9M02
Allowance for loan losses (opening balance)	1,481	1,458	1,669	1,591	1,538
Provision for loan losses	416	413	717	1,113	1,747
Required provision	378	389	508	1,087	1,466
Additional provision	38	24	209	26	281
Loan write-off	(360)	(390)	(486)	(1,167)	(1,385)
Allowance for loan losses (closing balance)	1,537	1,481	1,900	1,537	1,900

Loan recovery	101	97	112	281	295
Net write-off	(259)	(293)	(374)	(886)	(1,090)
Net write-off / Total loan portfolio (%)	1.0	1.1	1.3	3.3	3.8

R$ million
Allowance for Loan Losses by Company - 3Q03	Multiple Bank and Other Companies	Unicard / Credicard	CDC and Auto Financing	Fininvest / LuizaCred and InvestCred	Total
Allowance for loan losses (opening balance)	1,055	213	56	157	1,481
Provision for loan losses	184	89	20	123	416
Loan write-off	(173)	(85)	(6)	(96)	(360)
Allowance for loan losses (closing balance)	1,066	217	70	184	1,537

Loan recovery	42	43	4	12	101
Net write-off	(131)	(42)	(2)	(84)	(259)
Net write-off / Total loan portfolio (%)	0.6	2.0	0.1	5.3	1.0

R$ million
Allowance for Loan Losses by Company - 2Q03	Multiple Bank and Other Companies	Unicard / Credicard	CDC and Auto Financing	Fininvest / LuizaCred and InvestCred	Total
Allowance for loan losses (opening balance)	1,069	189	69	131	1,458
Provision for loan losses	195	105	7	106	413
Loan write-off	(209)	(81)	(20)	(80)	(390)
Allowance for loan losses (closing balance)	1,055	213	56	157	1,481

Loan recovery	57	30	2	8	97
Net write-off	(152)	(51)	(18)	(72)	(293)
Net write-off / Total loan portfolio (%)	0.8	2.4	0.7	4.7	1.1

Note:
Multiple Bank: excludes Unibanco Financeira's portfolio. Other companies include Unibanco Luxembourg, Insurance, etc.
Unicard / Credicard: Unicard and the 33% stake in Credicard.
Consumer Direct Credit (CDC), Leasing and Auto Financing: Unibanco Financeira, Unibanco Leasing, Banco Dibens, Dibens Leasing and Banco1.net Financeira.

Funding

The following table shows Unibanco’s consolidated funding:

R$ million
Funding Balance	Sep-03	Jun-03	Sep-02	Quarter Change (%)	Annual Change (%)
Total funds in local currency	40,802	37,981	41,931	7.4	-2.7
Total funds in foreign currency	13,202	13,991	17,500	-5.6	-24.6
Total funds	54,004	51,972	59,431	3.9	-9.1
Assets under management	24,336	23,025	19,307	5.7	26.0
Total funds + assets under management	78,340	74,997	78,738	4.5	-0.5

On September 30, 2003, Unibanco’s overall funding reached R$78,340 million, including R$24,336 million in investment funds and assets under management. Total local and foreign funding increased by 3.9% Q-o-Q, to R$54,004 million on September 30, 2003.

Total deposits, in local and foreign currencies, posted a 4.2% increase, well above the 1.7% for the industry, according to the Brazilian Central Bank preliminary figures.

Funds and portfolios managed by UAM – Unibanco Asset Management, ended September 2003 with R$24,336 million in assets, representing a 26.0% growth Y-o-Y, and 5.7% growth when compared to June 2003 (also refer to Businesses Highlights – Wealth Management).

The following table shows the local currency funding:

R$ million
Funding in Local Currency	Sep-03	Jun-03	Sep-02	Quarter Change (%)	Annual Change (%)
Total funds in local currency	40,802	37,981	41,931	7.4	-2.7
Total deposits	23,215	22,422	22,794	3.5	1.8
Demand deposits	1,712	2,459	2,094	-30.4	-18.2
Savings deposits	5,194	5,170	5,355	0.5	-3.0
Interbank deposits	145	53	107	173.6	35.5
Time deposits	16,164	14,740	15,238	9.7	6.1
Funds obtained in the open market	6,687	4,821	9,420	38.7	-29.0
Debentures and mortgage notes	787	718	503	9.6	56.5
Local onlendings (BNDES funds)	4,906	4,909	4,545	-0.1	7.9
Subordinated Debt	262	248	-	5.6	-
Tech. provisions for insurance, capitaliz. and pension plans	3,875	3,716	2,707	4.3	43.1
Others	1,070	1,147	1,962	-6.7	-45.5

The following table demonstrates the foreign currency funding:

R$ million
Funds in Foreign Currency	Sep-03	Jun-03	Sep-02	Quarter Change (%)	Annual Change (%)
Total funds in foreign currency	13,202	13,991	17,500	-5.6	-24.6
Total deposits	1,771	1,556	1,764	13.8	0.4
Demand deposits	597	675	763	-11.6	-21.8
Savings deposits	315	265	233	18.9	35.2
Interbank deposits	73	30	12	143.3	508.3
Time deposits	786	586	756	34.1	4.0
Funds obtained in the open market	655	498	1,030	31.5	-36.4
Local onlendings (BNDES funds)	281	293	448	-4.1	-37.3
Foreign onlendings	265	265	-	-	-
Finance lines for exports and imports	2,622	3,255	4,463	-19.4	-41.3
Eurobonds and commercial paper	3,096	3,742	4,502	-17.3	-31.2
Subordinated Debt	607	575	795	5.6	-23.6
Securitization	1,804	1,772	1,559	1.8	15.7
Other	2,101	2,035	2,939	3.2	-28.5

Funding in foreign currency posted a drop of 24.6% Y-o-Y, totaling R$13,202 million at the end of September 2003, mainly due to the appreciation of the Real during the period.

In 2003, up to October, Unibanco raised approximately US$ 1 billion in funding through eight issuance of Eurobonds and one securitization transaction. Such funds raising presented decreasing costs and longer duration over the period, as shown on the table below:

Date	Issue Amount (million)	Term	Maturity	Coupon	Return (p.y.)
Jan/03	US$ 100	1 year	Jan/04	6.875%	7.000%
Feb/03	€ 50	6 months	Jul/03	6.750%	6.785%
Feb/03	US$ 100	9 months	Nov/03	6.000%	6.080%
Mar/03	US$ 125	6 months	Sep/03	5.000%	5.125%
Apr/03	US$ 100	1 year	Apr/04	5.250%	5.250%
May/03	US$ 75	18 months	Nov/04	5.625%	5.800%
May/03	€ 75	1 year	May/04	5.375%	4.570%
Jul/03	US$ 125	18 months	Jan/05	4.000%	4.000%

In June 2003, Unibanco launched a securitization transaction in the amount of US$225 million. The securitized assets were US dollar Payment Orders received and processed by Unibanco through its correspondent banks. The issuance will mature on July 15, 2009 and had two tranches, Series 2003-1 Notes with quarterly payments at US Dollar LIBOR plus spread of 425 bps, and Series 2003-2 Notes with quarterly payments at 6.15% per annum.

Deferred Tax Assets

The deferred tax assets totaled R$2,507 million in September 2003, compared to R$2,883 million Y-o-Y, representing a decrease of 13% in the year, as demonstrated in the table below:

R$ million
Tax Credits	Sep-03	Jun-03	Sep-02	Quarter Change (%)	Annual Change (%)
Tax credits balance	2,507	2,546	2,883	-1.5	-13.0
Tax credits / Equity	35.7%	37.2%	46.5%

Capital Adequacy and Fixed Assets Ratio

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 months
BIS Ratio at the beginning of the period	16.7	12.3
Changes in risk weighted assets	0.2	1.8
Changes in credit swap risk	-	0.1
Changes in market risk
Net foreign exchange exposure	-	1.9
Interest rates	(0.1)	(0.1)
Stockholders' equity growth	0.5	1.3
BIS Ratio on September 30, 2003	17.3	17.3

The BIS ratio stood at 17.3%, well above the minimum required by the Brazilian Central Bank of 11%.

The table below shows the breakdown between Tier I and Tier II capital in September 2003.

	Reference Equity (R$ million)	BIS ratio (%)
Tier I	7,188	16.0
Tier II	848	1.3

Total	8,036	17.3

In September 2003, fixed asset ratio stood at 46.2% compared to 55.3% Y-o-Y.

Performance Overview

Results

Operating income for 9M03 stood at R$1,451 million, up 68.5% when compared to the same period of last year. The main drivers of this growth were a 7.9% increase in service revenues, a moderate 5.8% nominal growth in expenses, and a reduction in expense with provision for loan losses of 36.3%.

R$ million
	3Q03	2Q03	3Q02	9M03	9M02
Profit from financial intermediation	1,276	1,274	948	3,700	2,984
Fees from services rendered	702	699	670	2,053	1,903
Personnel and Administrative Expenses	(1,182)	(1,098)	(1,102)	(3,342)	(3,160)
Other operating income (expenses)	(368)	(310)	(357)	(960)	(866)
Operating income	428	565	159	1,451	861

Financial margin after provisions was R$1,276 million in 3Q03, a 34.6% growth compared to 3Q02, due mainly to a drop in provisions for loan losses of 42% (please refer to Provisions for Loan Losses). The average spreads from the Retail and Wholesale portfolios posted a slight decrease in 3Q03 compared to 2Q03 and an increase in 9M03 when compared to 9M02. The net adjusted financial margin, considering the net impact on investments abroad, stood at 11.0% in 3Q03, as demonstrated in the following table:

R$ million
Financial Margin	3Q03	2Q03	3Q02	9M03	9M02
Revenue from financial intermediation	3,486	2,083	5,707	8,415	12,319
Expenses on financial intermediation	(1,794)	(396)	(4,042)	(3,602)	(7,588)
Financial margin (before provision for loan losses)	1,692	1,687	1,665	4,813	4,731
Provision for loan losses	(416)	(413)	(717)	(1,113)	(1,747)
Financial margin (after provision for loan losses)	1,276	1,274	948	3,700	2,984

Total Average Assets (-) Permanent	63,800	64,733	64,865	68,389	60,981

Net Financial Margin (%)	11.0	10.8	10.7	9.5	10.5

Investments abroad totaled R$2.8 billion and R$2.7 billion at the end of September 2003 and June 2003, respectively. During the course of 3Q03, these investments were 100% hedged, neutralizing the foreign exchange rate fluctuation during 3Q03. Income tax expenses and social contribution are affected by the non-deductibility of the exchange rate fluctuation in 9M03, as shown below:

R$ million
Impact on Investments Abroad	3Q03	2Q03	3Q02	9M03	9M02
Exchange rate fluctuation on investments abroad	39	(442)	1,037	(603)	1,550
Hedge on investments abroad	(16)	470	(577)	589	(834)
Net impact before income tax	23	28	460	(14)	716

Tax effects from exchange rate fluctuation on investments abroad	13	(150)	353	(205)	527

Net impact after income tax	36	(122)	813	(219)	1,243

During 9M03, Unibanco’s investments abroad were reduced by the payment of dividends, as shown below. In October 2003, an additional US$ 115 million in dividends were paid.

R$ million
	3Q03	2Q03	3Q02	9M03	9M02
Investments Abroad (opening balance)	953	999	978	1,015	995
Net income	40	114	46	201	111
Dividends paid	(53)	(167)	(1)	(320)	(7)
Market value adjustments	1	7	(52)	45	(128)
Investments Abroad (closing balance)	941	953	971	941	971

The following table shows the balance of assets and liabilities in foreign and local currencies:

R$ million
	September 30, 2003
	Local Currency	Foreign Currencies	Consolidated
Cash and due from bank / Interbank investments	9,904	1,866	11,770
Marketable securities	8,495	7,267	15,762
Trading	4,517	1,432	5,949
Available for sale	3,574	678	4,252
Held to maturity	13	5,065	5,078
Derivative financial instruments	391	92	483
Interbank accounts	4,098	219	4,317
Net loans	19,151	5,662	24,813
Loans	20,375	5,975	26,350
Allowances for loan losses	(1,224)	(313)	(1,537)
Other assets	10,542	862	11,404
Total assets	52,190	15,876	68,066

Deposits	23,215	1,771	24,986
Securities sold under repurchase agreements (open market)	6,687	655	7,342
Resources from securities issued	787	3,096	3,883
Interbank accounts	511	46	557
Borrowings and onlending	5,130	4,160	9,290
Financial derivative instruments	210	3	213
Other liabilities	10,178	3,782	13,960
Minority interest	812	-	812
Stockholders' equity	7,023	-	7,023
Total liabilities	54,553	13,513	68,066

Off-balance sheet notional values, net	(557)	(1,094)	(1,651)
Operations to mature (with no exposure risk), foreign strategic shareholder and others	1,281

Net exposure - BIS ratio	(12)

The following chart demonstrates net revenues by business:

Fees from Services Rendered

The breakdown of fees from services rendered is demonstrated as follows:

R$ million
Fees from Services Rendered	3Q03	2Q03	3Q02	9M03	9M02
Banking fees and other fees and commissions	370	391	348	1,109	955
Credit Cards	250	233	258	716	765
Unibanco's Cards	128	118	117	364	357
Credicard	122	115	141	352	408
Assets under management	82	75	64	228	183
Total fees from services rendered(1)	702	699	670	2,053	1,903

(1) 2Q03 Reclassification of R$ 13 million.

In 3Q03 total fees amounted to R$702 million, an increase of 4.8% when compared to the same period last year.

3Q03 banking fees of R$370 million grew by 6.3% over 3Q02. The growth was due to an increase in Unibanco’s customer base, with a higher client activation rate, and a larger number of products per client.

Fee revenues from the credit card business reached R$250 million in 3Q03, up 7.3% over 2Q03. 9M03 fee income posted a drop of 6.4% Y-o-Y, primarily as a result of the transferring of portfolio from a Credicard affiliate in 4Q02.

Fee revenues from assets under management grew from R$75 million in 2Q03 to R$82 million in 3Q03, representing a 9.3% increase Q-o-Q, primarily due to an increase of 20% in the retail portfolio during this period.

The ratio of fee revenue over administrative and personnel expenses is used as an efficiency indicator for the conglomerate. This ratio, which measures recurrent revenues and expenses, increased from 60.2% in 9M02 to 61.4% in 9M03. 3Q03 figure decreased when compared to other periods mainly because of the collective bargaining agreement (fully accounted in September), as shown below:

Personnel and Administrative Expenses

The table below shows the breakdown of Unibanco’s personnel and administrative expenses:

R$ million
Personnel and Administrative Expenses	3Q03	2Q03	3Q02	9M03	9M02
Multiple bank	756	694	700	2,117	1,992
Subsidiaries	426	404	402	1,225	1,168
Total	1,182	1,098	1,102	3,342	3,160

9M03 total personnel and administrative expenses increased by R$182 million or 5.8% vs. 9M02. In 3Q03, total personnel and administrative expenses grew R$84 million or 7.7% vs. the previous quarter. The graph below shows total expenses growth compared to IPC-A, demonstrating the efficiency of the cost control program and posting a lower nominal fluctuation compared to inflation indexes.

The table below presents the breakdown of personnel expenses for the periods indicated:

R$ million
Personnel Expenses	3Q03	2Q03	3Q02	9M03	9M02
Multiple bank	363	304	316	952	874
Subsidiaries	128	117	128	360	371
Total	491	421	444	1,312	1,245

9M03 personnel expenses increased by R$67 million or 5.4% when compared to the same period of last year. As per 3Q03, expenses posted a growth of R$70 million or 16.6% over 2Q03.

At the Multiple Bank, for the first nine months of 2003, personnel expenses presented a R$78 million or 8.9% growth Y-o-Y, as a result of the banking employees collective bargaining agreement in 2002 and 2003, and of new hiring coming from the organic growth program (ContAtiva2). In 3Q03, collective bargaining agreement total impact was R$52 million, considering the impact of 12.6% wage increase in September 2003, and a R$33 million single bonus, fully accounted in the 3Q03 results.

As for Unibanco’s main subsidiaries companies, 9M03 showed a drop of R$11 million or 3.0% compared to the same period of last year, illustrating the result of synergy gains, specifically in Fininvest, which is benefiting from the revision of its operational procedures. Compared to 2Q02, 3Q03 expenses presented a R$11 million or 9.4% increase mainly because of the collective bargaining agreement and wage increase in the financial companies.

The following table shows the administrative expenses breakdown:

R$ million
Other Administrative Expenses	3Q03	2Q03	3Q02	9M03	9M02
Multiple bank	393	390	384	1,165	1,118
Subsidiaries	298	287	274	865	797
Total	691	677	658	2,030	1,915

9M03 other administrative expenses rose by R$115 million or 6.0% in relation to the previous year. In the quarter, expenses grew by only R$14 million or 2.1%, compared to 2Q03.

9M03 Multiple Bank’s administrative expenses increased by R$115 million or 6.0% compared to 9M02. This increase is explained mainly by the organic growth, and the adjustments for energy tariffs and contracts for rental and maintenance of software and telecommunication infrastructure.

The table below shows the breakdown of administrative expenses:

R$ million
Other Administrative Expenses	9M03	9M02
Third-party services	642	629
Leasing of equipments	23	24
Data processing and telecomunications	318	271
Depreciation e amortization	266	242
Facilities - maintenance and preservation	336	216
Advertising and publicity	119	109
Financial system services cost	53	54
Transportation	49	52
Material	32	32
Others	192	286
Total	2,030	1,915

Tax Expenses

The Cofins tax rate (Contribution for the Financing of Social Security) for financial companies increased from 3% to 4% in September 2003. The impact on that month’s tax expenses amounted to R$8 million. In February 2004, new regulation applicable to non-financial companies will come into effect increasing Cofins tax rate from 3% to 7.6%. The impact of this is still being analyzed.

Businesses Highlights

Retail Bank

In 3Q03, 202,000 new checking accounts were opened. The total of 548,000 new bank accounts opened in 9M03 is part of the goal to add 3.6 million customers over 5 years, under the ContAtiva 2 program, launched in February 2003.

Checking-account holders plus investors in savings accounts and retirees reached 5.9 million clients under the Unibanco brand by the end of September. Taking into account the customers of the consumer finance subsidiaries (Fininvest, InvestCred and LuizaCred), the total client base of Unibanco Group reached 13.3 million. The average number of products per checking account holder stood at 5.9, above the 5.4 figure of September 2002.

Unibanco and its associated companies, Fininvest, LuizaCred, InvestCred and Tecban (Banco 24 Horas), reached 11,499 points of service at the end of September 2003: 874 branches and in-store branches (inside supermarkets and stores), 412 corporate-site branches, 110 Fininvest stores, 7,655 Fininvest points of sales (retailers), 158 LuizaCred stores, 336 InvestCred stores, and 1,954 Banco 24 Horas sites (ATMs).

Retail Bank Businesses

The following table shows the annualized ROAE and earnings for 9M03 of the main businesses that are also part of the Retail Bank. These businesses are an integral part of Unibanco’s strategy of offering a wide range of financial services, and covering clients from all income segments through its consumer credit operations.

Business(1)	Equity Stake (%)	Net Income 3Q03	Net Income 9M03	9M03 Annualized Return on Average Equity (%)
Unicard (2)	100.0	46	89	82.0
Fininvest	99.9	38	88	41.5
LuizaCred	50.0	5	13	61.6
Investcred	50.0	11	25	27.5
Credicard Group	33.3	117	389	120.1
Dibens	51.0	1	15	12.2
Capitalization	100.0	23	57	85.2
(1) Managerial figures
(2) Credit Card business - former Cartão Unibanco operations included in Unicard - Banco Múltiplo S.A.

Unicard – The new credit cards brand

In September 2003, following the consolidation of the operating and support structures of Cartão Unibanco and Fininvest, Unibanco announced its new credit brand for credit card platform, Unicard. All credit cards issued by Unicard Banco Múltiplo S.A. as well as the Fininvest credit cards and private label cards are now under the Unicard brand. Unicard was born as the largest and most complete group of co-branded card associations and affinity programs with the main companies and institutions in the country, in addition to being the leader of the private label segment.

Unicard – Banco Múltiplo S.A.

Unicard – Banco Múltiplo S.A.’s credit card business, which derived from Cartão Unibanco operation, generated a result of R$46 million in 3Q03 and R$89 million in 9M03, reaching an annualized ROAE of 82% in the period. The billings, measured in terms of volume of purchases and withdrawals, reached R$1,351 million in 3Q03, a 2.9% growth vs. 2Q03. The average monthly financed volume was R$434 million in the quarter, or 17.9% above 3Q02. In September, the number of cards issued stood at 4 million, up 5.1% Y-o-Y.

Following are Unicard – Banco Múltiplo S.A.’s main indicators:

R$ million
Business Information(1)	3Q03	2Q03	3Q02	9M03	9M02
Total credit cards (thousand)	4,003	3,953	3,808	4,003	3,808
Billings(2)	1,351	1,313	1,165	3,867	3,297
Transactions (# million)	18	18	16	53	46
Average monthly disbursements	434	413	368	411	365
Credit portfolio	991	967	892	991	892
Result	46	24	23	89	59

(1) Information related exclusively to the Credit Card Business.
(2) Since 2003 including non-interest installment transactions.

In July 2003, Unicard and Tribanco, the financial arm of Martins group (the largest wholesaler and distributor in Brazil, with annual sales of R$ 1.7 billion) established a partnership for the management of the 180,000 private label cards currently managed by Tricard, Tribanco affiliate company. The product is the Super Compras (i.e., Super Purchases) card, a private label card introduced in 2001, carrying the brand of Martins retailers.

Fininvest

Fininvest had a net equity income of R$38 million in 3Q03 and of R$88 million in 9M03 with annualized ROAE of 41.5% in the period, compared to 18% in 9M02. Loan losses provisions (excluding LuizaCred) reached R$260 million in 9M03, a drop of 37.2% when compared to the same period of last year. The company, excluding LuizaCred, ended 3Q03 with R$1,153 million in loans (including corporate and individual loans), a 2.6% growth when compared to 2Q03 and 3.6 million active customers. In September 2003, the store # 110 was opened in the Estação Ferroviária Central do Brasil (Brazil’s Central Railroad Station) in Rio de Janeiro, offering products such as personal loans, credit cards, insurance, utilities bills payment, and micro credit.

LuizaCred

LuizaCred, Fininvest’s subsidiary, reached a result of R$5 million in 3Q03, up 66.7% Y-o-Y. The net result for 9M03 stood at R$ 13 million with annualized ROAE of 61.6% for the period. The volume of financed sales increased by 39.4% when compared to 3Q02, reaching R$131 million in the quarter and R$355 million in 9M03. The company ended September 2003 with 1.2 million active customers and R$257 million in loans, up 53% relative to 3Q02.

InvestCred

Banco InvestCred Unibanco posted net income of R$11 million in 3Q03 and R$25 million in 9M03. Annualized ROAE stood at 27.5% in the period. As of September, the loan portfolio totaled R$590 million and total active customers reached 2.6 million.

Credicard Group

The Credicard Group – formed by the companies Credicard, Redecard, and Orbitall contributed with R$48 million to Unibanco’s 3Q03 results. Revenues for the group were R$9.6 billion in 3Q03, up 18.5% Y-o-Y and 4.3% Q-o-Q. The volume of transactions increased by 45.6% in 3Q03 when compared to the same period of last year, totaling R$166 million.

Dibens

Dibens ended the quarter with a R$1.4 billion loan portfolio, up 16.7% Y-o-Y. Dibens posted net income of R$1 million in 3Q03 and R$15 million in 9M03 with an annualized ROAE of 12.2% in the period.

Capitalização

The annuity business of Unibanco Capitalização ended 3Q03 posting sales of R$78 million, up 14.7% when compared to the same period of last year. The result of the annuity business reached R$23 million in the quarter and R$57 million in 9M03 with annualized ROAE of 85.2% in the period.

Banco1.net / Investshop

Banco1.net ended 3Q03 with R$30 million in loans and R$58 million in total deposits. Results before taxes, amortization and depreciation was R$2.5 million in 3Q03 due to a reduction in the level of provision for loan losses, growth in fee revenues, and reduction in administrative expenses.

Investshop Corretora, a brokerage house wholly owned by Banco1.net, reached R$2.5 billion in trading volume in 9M03, a 160% growth when compared to the same period of last year. It is the largest online broker in Latin America with a 15.4% market share of the “home broker” volume traded in the São Paulo Stock Exchange (Bovespa).

Wholesale Bank

In terms of corporate issues, Unibanco Securities led a US$ 100 million issue for Odebrecht Overseas Ltd, maturing in March 2005 (18 months). In the local market, Unibanco coordinated a R$700 million issue for Telesp Celular, with a five-year term (renegotiable after 12 months).

In fixed income distribution, Unibanco AutoExec – launched in January 2003 – became one of the most important electronic platforms available in the marketplace for trading Brazilian sovereign and corporate bonds, receiving more than 1,600 accesses per day. At the end of the third quarter, electronic trading represented 32% of total client volume and 60% of total number of tickets, respectively. In the international market, a total of US$4.2 billion were traded during the period, representing a 110% increase when compared to the same quarter in 2002. In the domestic market, a total of R$101 million in corporate debt were negotiated in the secondary market during the period, further establishing Unibanco as a sole leading market maker.

In foreign exchange, Unibanco has maintained an outstanding position in export and import operations over the last few years. In 3Q03, Unibanco gained market share in the export market, as a result of Proex and pre-payment transactions amounting to roughly US$ 85 million. The bank ranked third according to the Central Bank with respect to the volume of exports-related foreign exchange transactions.

For the first nine months of 2003, Unibanco was placed 3rd in terms of BNDES (Brazilian Development Bank) onlendings, with R$664 million in disbursements. In 3Q03, total disbursements amounted to R$188 million. By the end of 9M03, Unibanco was placed second on the ranking of the Export Financing Program – BNDES exim, with disbursements of R$178 million. Currently Unibanco has 21 projects at different stages of analysis at the BNDES, representing around R$650 million in disbursements.

In Mergers and Acquisitions, Unibanco was again an advisor to Klabin; but this time in the sale of Bacell and Norcell to RGM for an aggregated value of more than US$117 million. Unibanco also advised the Macri Group in the sale of Adria for US$100 million and took part in four other transactions totaling US$50 million.

In Cash Management, some 84,000 customers used Unibanco’s cash management services, such as payment and credit in 3Q03. Cash management financial margin in the period increased 17.4% if compared to 3Q02, reaching R$277 million.

Insurance and Private Pension Plans

The insurance and private pension fund businesses posted net income of R$57 million in 3Q03 and R$204 million for 9M03 with an annualized ROAE of 19.7% for 9M03.

3Q03’s gross revenues amounted to R$728 million, 19.7% above 3Q02. 9M03’s gross revenues reached R$2,584 million, 43.4% above 9M02.The corporate segment’s performance, especially on the property risk coverage and private pension plans contributed to this growth. The success of the concessionaires’ program (insurance representatives at Unibanco’s network) in the retail segment along with the growth in sales of products for individuals in alternative channels, especially VGBL plans, also contributed to this revenues increase.

Unibanco’s insurance and pension fund companies ranked 4th in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds), with a 8.2% market share (August/2003 figures).

Technical reserves amounted to R$3,653 million at the end of the quarter, increasing 45.7% relative to 3Q02 and 4.7% vs. 2Q03.

Insurance

Unibanco AIG Seguros sold in 3Q03 its portfolio of financial investments in government securities pegged to the US dollar. 2Q03 result was negatively impacted by the appreciation of the real vis-à-vis the US dollar. In 3Q03, a more stable currency exchange rate resulted in an increase in financial income when compared to 2Q03, similar to its recurring level.

R$ million
Consolidated Insurance Figures	3Q03	2Q03	3Q02	9M03	9M02
Gross revenues / Net premiums written	517	500	470	1,635	1,368
Premiums earned	364	360	305	1,059	885
Industrial result	48	68	42	169	158
Personnel and administrative expenses	(57)	(53)	(46)	(162)	(140)
Taxes and other operating expenses	(8)	(7)	(4)	(20)	(12)
Operating income	(17)	9	(8)	(13)	6
Financial income / Technical reserves	102	52	91	277	242
Income before taxes	85	61	83	264	248
Net income	57	57	66	204	192

Claims ratio (%) (1)	61.4	53.9	67.9	59.3	64.3
Combined ratio (%) (2)	104.7	97.6	102.5	101.2	99.3
Extended combined ratio (%) (3)	84.5	88.7	85.4	83.1	83.2
(1) Claims / Premiums.
(2) (Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned.
(3) (Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial income).

Net premiums written of R$517 million in 3Q03 were up 10% compared to previous quarter and R$1,635 million for 9M03, a 19.5% growth Y-o-Y.

Consolidated Insurance Premiums Written (%)
	3Q03	2Q03	3Q02	9M03	9M02
Life	20.1	23.8	22.6	20.6	22.0
Health	5.5	5.2	4.8	4.9	4.5
Auto	22.9	19.5	26.2	20.0	26.6
Fire	9.5	17.4	19.8	18.4	20.7
Others (1)	42.0	34.1	26.6	36.1	26.2
Total	100.0	100.0	100.0	100.0	100.0

(1) Includes property, cargo, marine and other insurance.

According to the latest industry data, released by SUSEP as of August, Unibanco AIG Seguros maintained the top ranking in the property risks coverage, with premiums written of R$394 million up to August, 23% above 3Q02. The company also maintained its leadership in D&O, extended warranties, international transportation, aviation, petrochemical risks, and risks associated with energy generation and distribution.

3Q03 administrative expenses totaled R$57 million, up 23.9% Y-o-Y. The main impacts were the 10% salaries increase as a result of the collective bargaining agreement in January 2003, Unibanco AIG’s new advertising campaign, and the increase in sales volume. Notwithstanding, administrative expenses accounted for 11% of the net premiums written in 3Q03 and 9.9% in 9M03, lower than the 10.2% for 9M02.

The combined ratio of the insurance companies in 3Q03 was 104.7% vs. the projected market average of 106.0%, based on figures from SUSEP up to August 2003. The extended combined ratio, which includes financial revenues, reached 84.5% in 3Q03.

The insurance companies’ technical reserves reached R$813 million at the end of 3Q03, up 5.9% vs. 3Q02.

Unibanco AIG Seguros e Previdência announced in October 2003 a commercial agreement with Grupo Fiat, which includes acquiring the controlling interest in Phenix Seguradora S/A, a company founded in 1879 and that has been under the control of Grupo Fiat since 1998. Headquartered in the town of Nova Lima, state of Minas Gerais, Phenix has nine branches across the country and had revenues of R$73 million in the first half of 2003, mainly in the automotive, home, and corporate segments.

Private Pension Plans

Unibanco AIG Previdência posted net income of R$15 million in 3Q03, up 114.3% Y-o-Y. 3Q03 gross sales revenues reached R$211 million, up 52.9% Y-o-Y. Revenue growth is related to a good performance on the PGBL and VGBL products sales program in Unibanco’s branches, and to new corporate accounts. VGBL was launched in September 2002, and had revenues of R$65 million in 3Q03. Unibanco AIG Previdência ranked 4th in pension plan sales until August 2003, with 10.2% market share, according to the ANAPP August 2003 official data.

As for the sale of corporate pension plans, according to ANAPP’s statistics for August 2003, Unibanco AIG Previdência ranked second in terms of accumulated sales for the year, with a volume of R$502 million. The company services approximately 640,000 individual customers and 1,100 corporate clients.

In September 2003, technical reserves stood at R$2,840 million, up 63.3% over 3Q02.

Wealth Management

Unibanco Asset Management – UAM ended 9M03 with R$24,336 million in assets under management, up 26.0% Y-o-Y.

The Private Banking business posted an increase of 6.1% in assets under management compared to December 2002. According to ANBID data, in September 2003, Unibanco Private Banking market share was 6% of total funds and managed portfolios in the segment.

Other Operational Highlights

Unibanco Pessoas (Human Resources)

In September 2003, Unibanco’s staff totaled 27,047 professionals. In 3Q03, R$4.7 million were invested on several initiatives ranging from specific training programs to MBAs in Brazil and abroad.

Unibanco expanded its Banco do Futuro (Future Bank) program, which focuses on training college students. In addition to the partnership with the University of Campinas Foundation for Development (Funcamp – Fundação de Desenvolvimento da Unicamp), an agreement was established with IBMEC, São Paulo, whereby a similar opportunity is offered to selected Economics and Business Administration undergraduates of this institution.

In August, Unibanco became the first and only institution in Latin America to be included in the “Balanced Scorecard Hall of Fame”, a title reserved for companies that stand out in the implementation of the Balanced Scorecard (BSC), known internally as PDG – Painel de Gestão. This recognition is awarded by BSCol (Balanced Scorecard Collaborative, Inc.), a company created by Robert S. Kaplan and David P. Norton, Harvard Business School PhDs.

Global Offer

In September 2003 Mizuho and Commerzbank sold, entirely and partially respectively, their participation in Unibanco in a Global Offer in Brazil and abroad. Mizuho is no longer a shareholder of Unibanco, and Commerzbank had its participation reduced in the bank. The Units belonging to both were sold at the price of R$109.67 per thousand Units, totaling R$637 million.

Each Unit represents one Unibanco Preferred Share and one Unibanco Holdings Class “B” Preferred Share. The Units are traded in the São Paulo Stock Exchange – Bovespa (ticker UBBR11) and in the New York Stock Exchange – NYSE under the form of GDSs – Global Depositary Shares (ticker UBB). Each GDS represents 500 Units.

From the total number of Units sold, some 1.7 billion (around 30% of the deal) were distributed to non-institutional and institutional investors in Brazil, and the remaining 4.1 billion were distributed, under the form of Global Depositary Shares – GDSs, to investors abroad.

The number of Units sold represented 11.66% of the non-voting capital of Unibanco Holdings and 9.36% of Unibanco’s non-voting capital.

Mizuho and Commerzbank will maintain their commercial relationship with Unibanco, including a Japanese Desk and a German Desk.

Exchange Offer

Unibanco and Unibanco Holdings, Unibanco’s controlling company, offered to the holders of preferred shares in the Brazilian market the opportunity to convert pairs of preferred shares into Units. The Exchange Offer Auctions happened in September 22nd and October 30th, when 15.6 billion and 1.25 billion of preferred shares, respectively, were converted into Units. After the Exchange Offer, there are still 2.9 billion Unibanco preferred shares pulverized in the market (not in the form of Units) which represent 2% of Unibanco’s total capital.

From November 2003 on, a Conversion Program will be maintained during two years, allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class “B” shares as of the date of the Exchange Offer Announcement (September 15th) to convert their pairs of preferred shares into Units.

The float of Units in the Brazilian market increased approximately 57% after conclusion of the Global and Exchange Offers. In October 2003, Units average daily trading volume was 165% higher than 3Q03 average daily volume. Units posted a 62% appreciation during the first 10 months of 2003.

Unibanco’s Shareholder Structure Before and After the Global and Exchange Offers

The figure below shows the change in Unibanco and Unibanco Holdings’ shareholders structure after the conclusion of the Global and Exchange Offers.

Social Responsibility

Throughout 2003, the Unibanco Institute maintained its projects dedicated to the community interest, among which the highlights are as follows:

  Tide of Knowledge Project (Projeto Maré do Saber): a partnership between the Unibanco Institute, the Roberto Marinho Foundation, and Viva Rio designed to reintegrate youngsters into school and to prepare them for the job market, targeting people aged 16 to 29. Currently, there are 10 tele-schoolrooms already implemented in association with communities, churches, and cooperatives.
  Junior Achievement: Unibanco’s chief educational program since 1987, offering to children and young people who are in elementary and high school, the opportunity to learn about the corporate world and also encouraging the voluntary participation of Unibanco’s employees.
  New School Project (Projeto Nova Escola): a partnership between Unibanco Institute and Victor Civita Foundation, designed to publish, over an eight-month period, collectible booklets on Environmental Education in the Nova Escola magazine, benefiting roughly 21 million students.
  Reading Circles Project (Projeto Círculos de Leitura): a partnership with Fernand Braudel World Economy Institute (Instituto Fernand Braudel de Economia Mundial) to encourage teenagers aged from 13 to 19 to read and expand their access to cultural resources.
  From the Streets to Companies: a pilot project devised by Unibanco Institute and Rio de Janeiro Municipal Labor and Income Bureau. Executed by CESOP, it benefited 50 underprivileged youths, aged 18 to 24, chosen amongst street vendors in the city of Rio de Janeiro. The youths were given specific training to join the legal job market, whether formally or informally, on a self-employed basis or through a cooperative. At the end of the project, 90% of the youths had found jobs.
  Building the Future Project: in association with Ação Comunitária do Brasil/RJ (Brazilian Community Action, Rio de Janeiro), the project aims to train low-income youths and help them enter the job market through overseen internships or opportunities in the organization or at associated institutions.

The Unibanco Institute was also involved with the following projects: the Solidary Literacy Development Program, the Preparation for Work Program, the Unibanco Institute Study Center, the Environmental Education Centers, the Citizen University, the Dr. Hélio Moreira Salles Basic Healthcare Clinic, and the “I write, you write, we change” program.

During third quarter 2003, the Moreira Salles Institute continued to pursue its line of cultural activities, focused on photography, literature, cinema, fine arts and Brazilian music. Fifteen exhibits were held in its facilities, which include four cultural centers and two galleries, resulting in more than 13 thousand visitors. As for the Unibanco cinemas (Espaços Unibanco de Cinema and Unibanco Arteplex), which offer 43 movie theaters spread out over six cities, under the coordination of the Institute, the total public reached 800,000 people.

Furthermore, the Moreira Salles Institute expanded its music collection through the acquisition of the files of composer and performer Ernesto Nazareth (1863-1934) as well as of singer Elizeth Cardoso (1920-1990), consisting of recordings, musical arrangements, scores, photographs and documents. In the literary field, the Institute’s collection now includes the “euclidiana” of professor and essayist Roberto Ventura, which consists of books by and about Euclides da Cunha. Yet another item that stands out is the publication of the Cadernos de Literatura Brasileira – Millôr Fernandes (Brazilian Literature Notebooks by Millor Fernandes) and of the book Cartas do pai – De Alceu Amoroso Lima para sua filha madre Maria Teresa (Letters from the father – From Alceu Amoroso Lima to his daughter sister Maria Teresa).

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
SUMMARY CONSOLIDATED BALANCE SHEET

R$ million
	Sep-03	Jun-03	Sep-02	Quarter Change (%)	Annual Change (%)
ASSETS
Cash and due from bank	855	797	853	7.3	0.2
Interbank investments	10,915	8,330	8,512	31.0	28.2
Marketable securities and financial derivatives instruments	15,762	16,326	21,282	-3.5	-25.9
Interbank accounts	4,317	4,975	4,535	-13.2	-4.8
Loan portfolio	26,350	25,907	28,219	1.7	-6.6
Allowance for loan losses	(1,537)	(1,481)	(1,900)	3.8	-19.1
Net loans	24,813	24,426	26,319	1.6	-5.7
Foreign exchange portfolio, except for ACC (1)	1,142	1,110	2,195	2.9	-48.0
Negotiation and intermediation of securities	274	419	267	-34.6	2.6
Investments	1,594	1,615	1,704	-1.3	-6.5
Fixed and leased assets	1,012	1,004	1,164	0.8	-13.1
Deferred charges	669	663	668	0.9	0.1
Other assets	6,713	6,426	5,947	4.5	12.9

Total assets	68,066	66,091	73,446	3.0	-7.3

LIABILITIES
Deposits	24,986	23,978	24,558	4.2	1.7
Securities sold under repurchase agreements (open market)	7,342	5,319	10,450	38.0	-29.7
Resources from securities issued	3,883	4,460	5,005	-12.9	-22.4
Interbank accounts	557	842	1,698	-33.8	-67.2
Borrowings and onlendings in Brazil - Governmental agencies	9,290	9,932	11,376	-6.5	-18.3
Financial derivatives instruments	213	197	574	8.1	-62.9
Technical provisions for insurance, capitalization and
retirement plans	3,875	3,716	2,707	4.3	43.1
Foreign exchange portfolio (1)	1,379	1,363	2,088	1.2	-34.0
Negotiation and intermediation of securities	363	413	261	-12.1	39.1
Other liabilities	8,343	8,270	7,823	0.9	6.6

Total liabilities	60,231	58,490	66,540	3.0	-9.5

Minority interest	812	754	704	7.7	15.3
Stockholders' equity	7,023	6,847	6,202	2.6	13.2

Stockholders' equity managed by parent company	7,835	7,601	6,906	3.1	13.5

Total liabilities + stockholders' equity	68,066	66,091	73,446	3.0	-7.3

(1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT FOR THE PERIODS

	3Q03	2Q03	3Q02	9M03	9M02
Revenue from financial intermediation	3,486	2,083	5,707	8,415	12,319
Loan portfolio	2,072	1,806	2,539	5,648	6,311
Adjusted results from marketable securities	1,230	97	3,028	2,161	5,684
Leasing operations, foreign exchange transactions and compulsory deposits	184	180	140	606	324

Expenses on financial intermediation	(2,210)	(809)	(4,759)	(4,715)	(9,335)
Deposits and securities sold	(1,567)	(315)	(3,520)	(3,124)	(6,615)
Borrowings and onlendings	(227)	(81)	(522)	(478)	(973)
Provision for loan losses	(416)	(413)	(717)	(1,113)	(1,747)

Profit from financial intermediation	1,276	1,274	948	3,700	2,984

Other operating income (expenses)	(848)	(709)	(789)	(2,249)	(2,123)
Fees from services rendered(1)	702	699	670	2,053	1,903
Insurance, pension plans and capitalization result(2)	(32)	8	(4)	(52)	90
Credit card selling expenses	(63)	(56)	(62)	(172)	(173)
Salaries, benefits, training and social security	(491)	(421)	(444)	(1,312)	(1,245)
Other administrative expenses	(691)	(677)	(658)	(2,030)	(1,915)
Other taxes	(157)	(164)	(170)	(478)	(480)
Equity in the results of associated companies	(4)	3	(3)	1	(14)
Other operating income / Other operating expenses(1)	(112)	(101)	(118)	(259)	(289)

Operating income	428	565	159	1,451	861
Non-operating income (expenses), net	(7)	6	6	9	(1)
Income before taxes and profit sharing	421	571	165	1,460	860

Income tax and social contribution	(56)	(223)	186	(427)	137

Profit sharing	(59)	(45)	(46)	(160)	(147)

Net income before minority interest	306	303	305	873	850
Minority interest	(36)	(30)	(36)	(112)	(106)

Net Income	270	273	269	761	744

(1) 2Q03 Reclassification of R$ 13 million.
(2) Includes financial expenses of private pension plans, insurance and capitalization reserves:
3Q03 R$ (120)
2Q03 R$ (111)
3Q02 R$ (75)
9M03 R$ (340)
9M02 R$ (156)

In the following page, the income statement highlights, in the Financial Intermediation Result, the interest and restatement expenses on technical provisions for insurance, pension plans and capitalization.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT FOR THE PERIODS

R$ million
	3Q03	2Q03	3Q02	9M03	9M02
Revenue from financial intermediation	3,486	2,083	5,707	8,415	12,319
Loan portfolio	2,072	1,806	2,539	5,648	6,311
Adjusted results from marketable securities	993	(80)	2,853	1,491	5,251
Insurance, pension plans and capitalization result	237	177	175	670	433
Leasing operations, foreign exchange transactions
and compulsory deposits	184	180	140	606	324

Expenses on financial intermediation	(2,330)	(920)	(4,834)	(5,055)	(9,491)
Deposits and securities sold	(1,567)	(315)	(3,520)	(3,124)	(6,615)
Interest and restatement expenses on technical provisions for insurance, pension plans and capitalizatio	(120)	(111)	(75)	(340)	(156)
Borrowings and onlendings	(227)	(81)	(522)	(478)	(973)
Provision for loan losses	(416)	(413)	(717)	(1,113)	(1,747)

Profit from financial intermediation	1,156	1,163	873	3,360	2,828

Other operating income (expenses)	(728)	(598)	(714)	(1,909)	(1,967)
Fees from services rendered(1)	702	699	670	2,053	1,903
Insurance, pension plans and capitalization result(1)(2)	88	119	71	288	246
Credit card selling expenses	(63)	(56)	(62)	(172)	(173)
Salaries, benefits, training and social security	(491)	(421)	(444)	(1,312)	(1,245)
Other administrative expenses	(691)	(677)	(658)	(2,030)	(1,915)
Other taxes	(157)	(164)	(170)	(478)	(480)
Equity in the results of associated companies	(4)	3	(3)	1	(14)
Other operating income / Other operating expenses	(112)	(101)	(118)	(259)	(289)

Operating income	428	565	159	1,451	861
Non-operating income (expenses), net	(7)	6	6	9	(1)
Income before taxes and profit sharing	421	571	165	1,460	860

Income tax and social contribution	(56)	(223)	186	(427)	137

Profit sharing	(59)	(45)	(46)	(160)	(147)

Net income before minority interest	306	303	305	873	850
Minority interest	(36)	(30)	(36)	(112)	(106)

Net Income	270	273	269	761	744
(1) 2Q03 - Reclassification of R$ 13 million.

Unibanco’s full financial statements will be available on our website at www.unibanco.com.br, under Investor Relations –Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.

This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein.

2Q03 Conference Call will be held on November 14, at 07:00 a.m. (Eastern Time) in Portuguese, and at 09:00 a.m. (Eastern Time) in English. See the webcast presentation through our site www.unibanco.com, Investor Relations option – Conference Call - Webcasting. For further information, please contact us by sending an e-mail to investor.relations@unibanco.com.br, or by phone 55 11 3097-1313.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.